Filed as EDGAR Correspondence

April 29, 2015

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
ATTN: Mr. Scott Stringer, Staff Accountant

Re:    J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2015
File No. 1-15274

Dear Mr. Stringer:

We are in receipt of the letter dated April 28, 2015 from the U. S. Securities and Exchange Commission (“Commission”) regarding the above-referenced filings for J. C. Penney Company, Inc. As we discussed by telephone earlier today, to provide the Company with sufficient time to complete its review of the letter and prepare its response, the Company hereby requests an extension of time to respond to the comments of the Commission staff. This letter confirms, consistent with your agreement, that the Company intends to submit its response on or before May 29, 2015.

Please do not hesitate to contact me at (972) 431-1211 if you have any questions.

Very truly yours,

/s/ Salil R. Virkar
Salil R. Virkar
VP, Associate General Counsel
and Secretary

SRV/kn